October 2, 2009
VIA EDGAR
Ms. Jennifer Gowetski, Esq., Senior Counsel
Ms. Stacie Gorman, Esq.
Ms. Cicely Lamothe, Accounting Branch Chief
Mr. Wilson Lee
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549
RE:	China Real Estate Information Corporation Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-162213)
Dear Ms. Gowetski, Ms. Gorman, Ms. Lamothe and Mr. Lee:
          On behalf of our client, China Real Estate Information Corporation (formerly known as CRIC Holdings Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”). For the ease of your reference, we will deliver to you five courtesy copies of Amendment No. 1 to the Registration Statement marked to show changes to the Registration Statement filed with the Securities and Exchange Commission on September 29, 2009. Amendment No. 1 to the Registration Statement includes the preliminary prospectus containing the estimated price range for the offering and the proposed offering size.

October 2, 2009

          The Company expects to list its American Depositary Shares representing its ordinary shares on the NASDAQ Global Market on or about October 16, 2009. We would appreciate receiving the Staff’s additional comments, if any, at your earliest convenience.
          If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at (852) 3740-4850 or julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

of SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Enclosures

cc:	Xin Zhou, Co-Chairman and Chief Executive Officer
Zuyu Ding, President
Bin Laurence, Chief Financial Officer
Kurt J. Berney, Esq., O’Melveny & Myers LLP
David J. Roberts, Esq., O’Melveny & Myers LLP
John Wilde, Deloitte Touche Tohmatsu CPA Ltd.
John Hung, Deloitte Touche Tohmatsu CPA Ltd.
Amanda Zhang, PricewaterhouseCoopers Zhong Tian CPAs Limited Company